Filed by Georgia Gulf Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Georgia Gulf Corporation

Commission File No. 001-09753

On July 19, 2012, Georgia Gulf Corporation distributed the following communication:

Senior Manager Talking Points for Employee Discussions

Overview

•                  The merger with PPG’s chlor-alkali and derivatives business will be transformative for Georgia Gulf, creating a new Fortune 500 company that will be a leading integrated chemicals and building products company. The combined size and strength of the two organizations — and our cost-advantaged position due to North American natural gas — will provide opportunities for investments in the future as we continue on our path toward executing our strategies.

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The Transaction

•                  On July 19, Georgia Gulf announced that we have entered into a definitive agreement under which PPG will separate and then merge its chlor-alkali and derivatives business with Georgia Gulf

•                  The merger — which is valued at approximately $2.1 billion — will create one of the world’s leading integrated chemicals and building products companies

•                  The transaction is expected to be completed in late 2012 or early 2013 subject to receipt of the customary approvals by regulators and approval by Georgia Gulf shareholders

Who is PPG?

•                  PPG was founded in 1883 and has operations in more than 60 countries

•                  Beyond chlor-alkali and derivatives, PPG has leading businesses in paints and coatings, optical, glass and fiberglass, and specialty materials

•                  PPG’s chlor-alkali and derivatives business had 2011 net sales of more than $1.7 billion

Benefits of the Combined Entity

•                  Combining with PPG’s chlor-alkali and derivatives operations will be transformative for Georgia Gulf, resulting in a new organization that is expected to be:

•                  a Fortune 500 company with anticipated annual revenues of $5 billion

•                  the 3rd largest chlorine producer in North America and the 4th largest chlorine producer globally

•                  the 2nd largest VCM producer in North America

•                  one of the lowest-cost chlor-alkali producers in the world due to our access to North American natural gas

•                  The enhanced size and strength of the new company will provide opportunities for investments in the future as we continue on our path toward executing our strategies

•                  One of the most compelling aspects of this merger is the opportunity to combine each company’s operations in Lake Charles, Louisiana

Lake Charles

•                  Having dual operations in Lake Charles will create one of the largest chlor-alkali complexes in North America and fulfill our strategic objective of increasing our chlor-alkali integration

•                  The two plants have a long relationship and have been part of a joint venture since 1994, providing us with chlorine and VCM

Continued Strategic Growth

•                  Merging with PPG’s chlor-alkali and derivatives operations achieves our strategic goal of increased chlor-alkali integration

•                  our chlorine and caustic soda production capacity is expected to increase by more than 500 percent

•                  our VCM production capacity is expected to increase nearly 45 percent

•                  Increased chlor-alkali integration is part of a larger strategy to create long-term shareholder value

•                  Georgia Gulf remains committed to continuing to grow Building Products, Compounds and Additives, and maximize the value of Aromatics

•                  Employees in Building Products, Compounds and Additives, and Aromatics should view this merger as an opportunity to fuel growth in their areas and to continue with a business-as-usual mindset that focuses on safety, environment and execution

Impact on Jobs, Benefits

•                  Will there be headcount reductions?

•                  One of the key drivers of the deal is the opportunity to add the complementary talent and experience of PPG’s employees to our organization

•                  It is our objective to continue to be a talent-led organization, keeping the attraction and retention of top talent at the forefront of our agenda

•                  The Georgia Gulf and PPG teams will combine their complementary skill sets to build a higher-performing organization that leverages the strength of each organization’s core capabilities

•                  We plan to make as few changes to this strong team as possible

•                  Where will my job be located?

•                  The combined company will have its corporate headquarters in Atlanta, but will also maintain a presence in the Pittsburgh area

•                  We plan to begin looking at office locations in the Pittsburgh area shortly so we can consolidate the local team

•                  At the plant level, employees can anticipate remaining at their current facility

•                  Will my benefits change?

•                  For now, Georgia Gulf employees will have the same or similar benefits they have had in recent years

•                  As the organizations are combined, we will begin to consolidate benefits into one consistent package over time

•                  While the consolidation of the company’s plans is likely to result in changes to specific benefits, the overall package offered by the combined company will remain strong

Future Updates

•                  In the weeks ahead, Georgia Gulf and PPG leaders will meet to further develop a plan for the integration of the organizations

•                  This will include exploring the creation of a new company brand and identity

•                  Throughout the transition to a new organization, we will communicate all relevant information that might impact employees at the appropriate time

•                  It is our goal to create a unified organization, leveraging all of the strengths that our two organizations have to offer

Business as Usual

•                  Until closing of the merger, each organization will conduct its business as usual, and continue to provide its respective customers with high-quality service while operating in a safe, environmentally sound manner

•                  We sincerely hope you share the excitement about this strategic integration of two strong organizations

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations, and predictions for the future.  Any such statements other than statements of historical fact are forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934.  These forward-looking statements include, but are not limited to, statements regarding expected benefits of the proposed separation of PPG’s chlor-alkali and derivatives business (the “Business”) from PPG and the merger of the Business and Georgia Gulf (the “Transaction”), integration plans and expected synergies therefrom, the expected timing of completion of the Transaction, and Georgia Gulf’s anticipated future financial and operating performance and results, including its estimates for growth. These statements are based on the current expectations of the management of Georgia Gulf.  There are a number of risks and uncertainties that could cause Georgia Gulf’s actual results to differ materially from the forward-looking statements included in this communication.  These risks and uncertainties include risks relating to the parties’ respective abilities to obtain all necessary approvals to complete, and to otherwise complete, the Transaction and to achieve the expected benefits therefrom.

In light of these risks, uncertainties, assumptions, and other factors inherent in forward-looking statements, actual results may differ materially from those discussed in this communication.  Other unknown or unpredictable factors could also have a material adverse effect on Georgia Gulf’s actual future results, performance, or achievements.  For a further discussion of these and other risks and uncertainties applicable to Georgia Gulf and its business, see Georgia Gulf’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and subsequent filings with the Securities and Exchange Commission (the “SEC”). As a result of the foregoing, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.  Georgia Gulf expressly disclaims any duty to update any forward-looking statement whether as a result of new information, future events, or changes in its expectations, except as required by law.

Additional Information

In connection with the Transaction, Georgia Gulf will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement and prospectus of Georgia Gulf relating to the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GEORGIA GULF, THE BUSINESS AND THE TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Georgia Gulf’s website at www.ggc.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link, or upon written request to Georgia Gulf at Georgia Gulf Corporation, 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346, Attention: Investor Relations.  Shareholders may also read and copy any reports, statements and other information filed by Georgia Gulf with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Georgia Gulf, PPG, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders in respect of the Transaction under the rules of the SEC. Information regarding Georgia Gulf’s directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on February 24, 2012, and in its definitive proxy statement filed with the SEC on April 16, 2012 in connection with its 2012 annual meeting of stockholders. Information regarding PPG’s directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on February 16, 2012, and in its definitive proxy statement filed with the SEC on March 8, 2012 in connection with its 2012 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.